EXHIBIT 11
AGEMARK CORPORATION

STATEMENT CONCERNING COMPUTATION OF PER SHARE EARNINGS

	Nine Months Ended June 30,

	2003	2002

Common shares issued and outstanding beginning of fiscal year	1,109,481	1,000,000
Shares cancelled due to inability to contact 10/1/01		-54,393
Shares cancelled due to inability to contact 6/1/02		-19,825
Shares abandoned at 6/1/02		-4,050
Shares issued 6/1/02 on exercise of options		187,749
Weighted average common shares outstanding for period	1,109,481	963,815

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